SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated June 16, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, June 16, 2022 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), announced that it has extended the expiration date of its previously announced offer to exchange (the “Exchange Offer”) any and all of its US$360,000,000 aggregate principal amount of outstanding 8.750% Notes due 2023 Series No. 2 (CUSIPs: 463588 AA1 (144A) / P5880U AB6 (Reg S); ISINs: US463588AA16 (144A) / USP5880UAB63 (Reg S)) originally issued by IRSA Propiedades Comerciales S.A. (“IRSA CP”) (the “Existing Notes”) for 8.750% Senior Notes due 2028 (the “New Notes”) to be issued by IRSA and the cash consideration, as more fully described in the exchange offer memorandum dated May 16, 2022 (as amended, the “Exchange Offer Memorandum”). IRSA hereby extends such expiration date from 5:00 p.m., New York City time, on June 16, 2022, to 5:00 p.m., New York City time, on June 28, 2022 (such time and date, the “Expiration Date”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Exchange Offer Memorandum.

According to information provided by Morrow Sodali International LLC, the information and exchange agent for the Exchange Offer (the “Information and Exchange Agent”), as of 5:00 p.m., New York City time, on June 16, 2022, US$210,308,500 aggregate principal amount of the Existing Notes (the “Tendered Notes”) were validly tendered and were not validly withdrawn, which represents 58.42% of the outstanding aggregate principal amount of the Existing Notes. Of the aggregate principal amount of Tendered Notes, (i) US$118,382,500, representing approximately 56.29% of the principal amount of Tendered Notes, were tendered under Option A, and (ii) US$91,926,000, representing approximately 43.71% of the principal amount of Tendered Notes, were tendered under Option B. If no additional Existing Notes were to be tendered after 5:00 p.m., New York City time, on June 16, 2022, Eligible Holders who have validly tendered and not validly withdrawn their Existing Notes under Option A prior to or at 5:00 p.m., New York City time, on June 16, 2022, would receive US$532.96 of Pro-Rata A Cash Consideration per US$1,000 principal amount of Existing Notes tendered under Option A. At the Expiration Date, the actual cash consideration to be received by each Eligible Holder whose Existing Notes are accepted in the Exchange Offer will be determined on the basis of the actual participation by Eligible Holders in the Exchange Offer and their selection between Option A and Option B.

Eligible Holders who have not already done so may tender their Existing Notes for exchange until the Expiration Date. The Withdrawal Date occurred on June 2, 2022, and has not been extended. As a result, any Existing Notes validly tendered on or after the date hereof and prior to the Expiration Date may not be withdrawn except in limited circumstances.

General Information

IRSA expects, on July 1st, 2022, which is the third business day after the Expiration Date (as may be extended by IRSA in its sole discretion, the “Settlement Date”), to issue and deliver the applicable principal amount of New Notes and deliver the applicable Exchange Consideration in exchange for any Existing Notes validly tendered and not validly withdrawn and accepted for exchange, in the amount and manner described in the Exchange Offer Memorandum. IRSA will not be obligated to issue or deliver New Notes or pay any cash amount with respect to the Exchange Offer unless the Exchange Offer is consummated. Eligible Holders of the Existing Notes who are Argentine Entity Offerees or Non-Cooperating Jurisdiction Offerees may be subject to certain tax withholdings resulting from the exchange of their Existing Notes. See “Taxation—Certain Argentine Tax Considerations” in the Exchange Offer Memorandum.

The New Notes are being offered for exchange only (1) to holders of Existing Notes that are “qualified institutional buyers” as defined in Rule 144A under U.S. Securities Act, as amended (the “Securities Act”), in a private transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and (2) outside the United States, to holders of Existing Notes other than “U.S. persons” (as defined in Rule 902 under the Securities Act, “U.S. Persons”) and who are not acquiring New Notes for the account or benefit of a U.S. Person, in offshore transactions in compliance with Regulation S under the Securities Act. Only holders who have submitted a duly completed and returned electronic Eligibility Letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer Memorandum and to participate in the Exchange Offer (such holders, “Eligible Holders”).

The Exchange Offer is subject to certain conditions as described in the Exchange Offer Memorandum (including, without limitation, the Minimum Exchange Condition) which are for the sole benefit of IRSA and may be waived by IRSA, in full or in part, in its absolute discretion. Although IRSA has no present intention to do so,it expressly reserves the right to amend or terminate, at any time, the Exchange Offer and to not accept for exchange any Existing Notes not theretofore accepted for exchange. IRSA will give notice of any amendments or termination if required by applicable law.

If you do not exchange your Existing Notes or if you tender Existing Notes that are not accepted for exchange, they will remain outstanding. If IRSA consummates the Exchange Offer, the trading market for your outstanding Existing Notes may be significantly more limited. For a discussion of this and other risks, see “Risk Factors” in the Exchange Offer Memorandum.

This press release is qualified in its entirety by the Exchange Offer Documents.

None of IRSA, its board of directors, the Dealer Managers (as defined herein), the Information and Exchange Agent or the New Notes Trustee with respect to the Existing Notes or any of their respective affiliates is making any recommendation as to whether Eligible Holders should exchange their Existing Notes in the Exchange Offer. Holders must make their own decision as to whether to participate in the Exchange Offer, and, if so, the principal amount of Existing Notes to exchange.

Neither the delivery of this announcement, the Exchange Offer Documents nor any purchase pursuant to the Exchange Offer shall under any circumstances create any implication that the information contained in this announcement or the Exchange Offer Documents is correct as of any time subsequent to the date hereof or thereof or that there has been no change in the information set forth herein or therein or in IRSA’s affairs since the date hereof or thereof.

This press release is for informational purposes only and does not constitute an offer or an invitation to participate in the Exchange Offer. The Exchange Offer is being made pursuant to the Exchange Offer Documents (and, to the extent applicable, the local offering documents in Argentina), copies of which will be delivered to holders of the Existing Notes, and which set forth the complete terms and conditions of the Exchange Offer. Eligible Holders are urged to read the Exchange Offer Documents carefully before making any decision with respect to their Existing Notes. The Exchange Offer is not being made to, nor will IRSA accept exchanges of Existing Notes from holders in any jurisdiction in which it is unlawful to make such an offer.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements related to IRSA’s expectations regarding the performance of its business, financial results, liquidity and capital resources, contingencies and other non-historical statements. You can identify these forward-looking statements by the use of words such as “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks, uncertainties and assumptions. These statements should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this press release and in the Exchange Offer Documents. IRSA undertakes no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

June 16, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets